VIA EDGAR

September 27, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones

Re:	Precipio, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-227364

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Precipio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 28, 2018, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Stephen M. Davis at (212) 813-8804. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Stephen M. Davis, by facsimile to (646) 558-4078.

If you have any questions regarding this request, please contact Stephen M. Davis of Goodwin Procter LLP at (212) 813-8804.

Sincerely,

PRECIPIO, INC.

/s/Carl Iberger
Carl Iberger
Chief Financial Officer

cc:	Ilan Danieli, Chief Executive Officer, Precipio, Inc.
Miri Chiko Radmoski, Legal Counsel, Precipio, Inc.
Stephen M. Davis, Esq., Goodwin Procter LLP
Michael J. Rosenberg, Esq., Goodwin Procter LLP